REXAM

RECEIVED

2004 AUG -3 A 6:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

04035891

23 July 2004

SUPPL

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

PROCESSED
AUG 03 2004
THOMSON FINANCIAL

Jennifer Smith
Assistant Company Secretary

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

FILE 82-3

REXAM

PRESS RELEASE

Rexam receives confirmation of unconditional clearance for Latasa acquisition

Rexam, the global consumer packaging group and the world's No 1 beverage can maker, is pleased to confirm that the official ruling by CADE, the Brazilian anti-trust authority, regarding Rexam's acquisition of Latasa, has now been published and that no plant disposals or other undertakings are necessary.

23 July 2004

Enquiries
Graham Chipchase, Finance Director 020 7227 4100

Financial Dynamics
Richard Mountain 020 7269 7291

Rexam is one of the world's top five consumer packaging groups and the world's leading beverage can maker. Its global operations focus on beverage packaging in metal, glass and plastic, as well as plastic packaging solutions for the beauty, pharmaceutical and food industries around the world. The Rexam Group employs more than 22,000 people in 24 countries worldwide and has an ongoing turnover of approximately £3.3 billion. Rexam is a member of the FTSE 100. Its ordinary shares are listed with the UK Listing Authority and trade on the market for listed securities on the London Stock Exchange under the symbol REX. For further information, visit Rexam's website at www.rexam.com